FORM 6 - K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 15, 2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

EXPLANATORY NOTE

Ternium S.A. (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Fourth Quarter and Full Year 2020 Results Press Release on Form 6-K, dated February 23, 2021 (the “Original 6-K”), solely to correct a typographical error in the record date for its proposed dividend payment included in the paragraph that follows the title Annual Dividend Proposal. The correct record date is May 6, 2021, instead of May 5, 2021. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K.

* * * * * *

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2020 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: April 15, 2021

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2020 Results

Luxembourg, February 23, 2021 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year ended December 31, 2020.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons.

Summary of 2020 Results

	2020	2019

Steel Shipments (tons)	11,360,000	12,511,000	-9%
Iron Ore Shipments (tons)	3,797,000	3,576,000	6%
Net Sales ($ million)	8,735.4	10,192.8	-14%
Operating Income ($ million)	1,079.5	864.6	25%
EBITDA[1] ($ million)	1,524.5	1,525.7	0%
EBITDA Margin (% of net sales)	17%	15%
EBITDA per Ton[2] ($)	134.2	121.9
Financial Result, Net ($ million)	22.3	(99.0)
Income Tax Result ($ million)	(291.5)	(196.5)
Net Result ($ million)	867.9	630.0
Equity Holders' Net Result ($ million)	778.5	564.3
Earnings per ADS[3] ($)	3.97	2.87

•EBITDA of $1.5 billion on steel shipments of 11.4 million tons, with EBITDA margin of 17% and EBITDA per ton of $134.2.
•Equity holders' net income of $778.5 million, equivalent to earnings per ADS of $3.97, including a non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil, equivalent to $0.95 per ADS.
•Net cash provided by operating activities of $1.8 billion, including a working capital reduction of $352.8 million.
•Capital expenditures of $560.0 million, down 47% year-over-year reflecting the conclusion of some expansion projects and changes to the investment schedule of other projects across its facilities due to the COVID-19 pandemic.
•Free cash flow4 of $1.2 billion.
•Net debt position5 of $371.5 million at the end of December 2020, down from $1.5 billion at the end of December 2019, with net debt to last twelve months EBITDA ratio of 0.2 times.

Ternium's main steel markets stepped back in 2020, negatively affected by the impact of the COVID-19 pandemic on economic activity. A trough in steel demand during the second quarter, however, gave way to a steady recovery during the second half of the year, helped by a gradual rebuilt of inventories and certain shift in consumption patterns toward consumer durables and housing. Consequently, total steel shipments in 2020 reached 11.4 million tons, down 1.2 million tons compared to 2019, mainly reflecting lower shipments of slabs to third parties and of finished steel in the Mexican market.

Shipments in Mexico, the company's main steel market, decreased 6% year-over-year to 5.9 million tons. The country's manufacturing industries gradually ramped up production during the second half of 2020, following a trough in the second quarter, and achieved pre-pandemic levels during the fourth quarter.

Ternium's shipments in the Southern Region reached 1.9 million tons in 2020, down 1% year-over-year. Activity in the construction and industrial sectors recovered during the second half of 2020, supported by increased demand of durable goods and construction materials in Argentina. This shift in consumption patterns led to a high level of shipments in the fourth quarter, above those prevailing before the COVID-19 outbreak.

In the Other Markets region, Ternium's finished steel shipments in 2020 were slightly down year-over-year with lower shipments in Colombia, due to the impact of the pandemic, and higher shipments in the US market. During the second half of 2020, the company's slab facility in Brazil returned to full capacity from minimum utilization rates in April, and increased its integration with other Ternium's mills.

EBITDA per ton increased $12 year-over-year to $134, mainly reflecting lower purchased slab, raw material and energy costs, and the positive impact on costs of weak local currencies vis-a-vis the US dollar, partially offset by lower revenue per ton and the negative impact on costs of lower mill utilization rates.

The company’s net income in 2020 was $867.9 million on operating income of $1.1 billion. Operating income in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.

Summary of Fourth Quarter of 2020 Results

	4Q2020	3Q2020		4Q2019

Steel Shipments (tons)	3,067,000	2,845,000	8%	2,917,000	5%
Iron Ore Shipments (tons)	943,000	869,000	9%	917,000	3%
Net Sales ($ million)	2,579.7	2,138.6	21%	2,250.0	15%
Operating Income ($ million)	677.2	201.0	237%	92.2	634%
EBITDA[6] ($ million)	645.2	353.4	83%	263.1	145%
EBITDA Margin (% of net sales)	25%	17%		12%
EBITDA per Ton ($)	210.3	124.2		90.2
Financial Result, Net ($ million)	(55.5)	(13.7)		(30.0)
Income Tax Result ($ million)	(9.0)	(27.5)		3.8
Net Result ($ million)	670.6	173.0		89.9
Equity Holders' Net Result ($ million)	600.4	145.6		70.5
Earnings per ADS ($)	3.06	0.74		0.36

•EBITDA of $645.2 million on steel shipments of 3.1 million tons, with EBITDA margin of 25% and EBITDA per ton of $210.3.

•Equity holders' net income of $600.4 million, equivalent to earnings per ADS of $3.06, including a non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil, equivalent to $0.95 per ADS.
•Net cash provided by operating activities of $354.9 million, including a working capital increase of $275.3 million.
•Free cash flow7 of $234.4 million after capital expenditures of $120.5 million.

Ternium’s steel shipments in the fourth quarter of 2020 reached 3.1 million tons, up 222,000 tons on a sequential basis as activity fully recovered from the pandemic impact. Shipments increased by 14% in Mexico and 20% in the Southern Region, and decreased 10% in the Other Markets region mainly reflecting lower finished steel shipments and relatively stable slab shipments to third parties. On an year-over-year basis, shipments in the fourth quarter of 2020 were up 150,000 tons compared to those in the same period in 2019, with a 6% increase in Mexico and a 35% increase in the Southern Region, partially offset by a 13% decrease in the Other Markets region mainly reflecting lower slab shipments to third parties.

The company's EBITDA per ton in the fourth quarter of 2020 was $210, $86 higher sequentially mainly due to higher revenue per ton, partially offset by a slight increase in cost per ton. On an year-over-year basis, EBITDA per ton increased $120 mainly reflecting higher revenue per ton and a higher value added product mix, lower purchased slab, raw material and energy costs, and the positive impact on costs of weak local currencies vis-a-vis the US dollar.

The company’s net income in the fourth quarter of 2020 was $670.6 million on operating income of $677.2 million. Operating income in the fourth quarter included a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil. The Mexican Pesos' 13% appreciation against the US dollar in the fourth quarter of 2020 had a negative impact on Ternium's foreign exchange financial results and a positive impact on deferred tax results at Ternium's Mexican subsidiaries.

Roadmap to Decarbonization

Ternium has announced the adoption of a new decarbonization strategy with the medium-term target of reducing the company’s carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The company’s strategy to achieve this 2030 reduction target is based upon a multi-faceted approach, including the pursuit of intensifying the use of renewable energy at the company's facilities, increasing the participation of scrap in the metallic mix, augmenting carbon capture capacity at its DRI facilities in Mexico, partially replacing met coal with charcoal at its operations in Brazil and Argentina, and prioritizing lower specific-emission steelmaking technologies.

The company has also communicated it will continue analyzing and developing measures to decarbonize its operations over the longer term, based upon current and emerging steel-making technologies, prospects for the availability of raw materials, renewable energy and required infrastructure, and appropriate government regulations to promote fair trade, among other guiding factors.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of $0.21 per share ($2.10 per ADS), or approximately $412.2 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2021. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 11, 2021, with record-date of May 6, 2021.

Outlook

Ternium expects a higher EBITDA in the first quarter of 2021 compared to the fourth quarter of 2020, primarily driven by an increase in realized steel prices and steady shipments, and partially offset by a higher cost per ton.

In Mexico, the company expects steel shipments to remain stable in the first quarter, with strong demand from industrial customers mainly driven by finished goods exports. The commercial market in the country, which is primarily driven by construction activity, is expected to remain relatively unchanged. Extreme weather conditions in the southern United States and northern Mexico disrupted the stable provision of natural gas and energy in these markets, negatively affecting production in the first quarter for approximately 80 thousand tons. All of the company’s facilities in the area have returned to normal operations.

In the Southern Region, following a significant third quarter recovery in the Argentine market with a 59% sequential shipment increase in the region, shipments increased an additional 20% in the fourth quarter 2020 driven by growing demand for durable goods and building materials. This increase reflects a shift in consumption patterns toward home improvement expenditures, which is similar to trends seen in other markets in the region. Ternium expects shipments in the Southern Region during the first quarter of 2021 to remain at high levels.

The company anticipates third-party shipments from its slab facility in Brazil to decrease sequentially in the first quarter of 2021, primarily due to a significant increase in intercompany transfers.

Analysis of 2020 Results

Net sales in 2020 were $8.7 billion, 14% lower than net sales in 2019. The following table outlines Ternium’s consolidated net sales for 2020 and 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	2020	2019	Dif.	2020	2019	Dif.	2020	2019	Dif.
Mexico	4,568.3	5,326.7	-14%	5,913	6,305	-6%	773	845	-9%
Southern Region	1,761.9	1,696.6	4%	1,924	1,938	-1%	916	875	5%
Other Markets	2,171.6	2,866.7	-24%	3,523	4,268	-17%	616	672	-8%

Total steel products	8,501.8	9,890.1	-14%	11,360	12,511	-9%	748	790	-5%
Other products*	177.7	296.1	-40%

Steel segment	8,679.5	10,186.2	-15%

Mining segment	390.5	364.0	7%	3,797	3,576	6%	103	102	1%

Intersegment eliminations	(334.6)	(357.4)

Net sales	8,735.4	10,192.8	-14%
* The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $7.1 billion in 2020, a decrease of $1.4 billion compared to 2019. This was principally due to a $1.2 billion, or 18%, decrease in raw material and consumables used, mainly reflecting a 9% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a

$186.9 million decrease in other costs, mainly including a $95.7 million decrease in maintenance expenses, a $65.6 million decrease in labor costs and a $38.4 million decrease in services and fees partially compensated by $18.3 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in 2020 were $762.9 million, or 9% of net sales, a decrease of $134.6 million compared to SG&A expenses in 2019 mainly due to $45.1 million decrease in amortization of intangible assets, a $34.7 million decrease in services and fees and office expenses, a $22.6 million decrease in labor costs, a $22.0 million decrease in freight and transportation and a $6.9 million decrease in taxes.

Operating income in 2020 was $1.1 billion, or 12% of net sales, compared to operating income of $864.6 million, or 8% of net sales in 2019. In 2020, the steel segment's operating income included a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil. The following table outlines Ternium’s operating income by segment for 2020 and 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2020	2019	2020	2019	2020	2019	2020	2019
Net Sales	8,679.5	10,186.2	390.5	364.0	(334.6)	(357.4)	8,735.4	10,192.8
Cost of sales	(7,172.6)	(8,552.5)	(268.9)	(259.5)	341.6	359.6	(7,099.9)	(8,452.4)
SG&A expenses	(740.1)	(885.1)	(22.8)	(12.3)	—	—	(762.9)	(897.5)
Other operating income (loss), net	209.0	21.9	(2.1)	(0.3)	—	—	206.8	21.7
Operating income	975.8	770.5	96.7	91.9	7.0	2.2	1,079.5	864.6

EBITDA	1,370.6	1,383.2	146.9	140.3	7.0	2.2	1,524.5	1,525.7

Net financial results were a $22.3 million gain in 2020, mainly reflecting investment returns on the company's liquidity position. In 2019, net financial results were a loss of $99.0 million.

Equity in results of non-consolidated companies was a gain of $57.6 million in 2020, compared to a gain of $61.0 million in 2019 mainly due to a lower result of Ternium's investment in Usiminas partially offset by a higher result of Ternium's investment in Techgen.

Income tax expense in 2020 was $291.5 million, or an effective tax rate of 25%, compared to $196.5 million in 2019, or an effective tax rate of 24%.

Analysis of Fourth Quarter of 2020 Results

Net sales in the fourth quarter of 2020 were $2.6 billion, 15% higher than net sales in the fourth quarter of 2019. The following table outlines Ternium’s consolidated net sales for the fourth quarter of 2020 and the fourth quarter of 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	4Q2020	4Q2019	Dif.	4Q2020	4Q2019	Dif.	4Q2020	4Q2019	Dif.
Mexico	1,382.2	1,197.3	15%	1,643	1,544	6%	841	776	8%
Southern Region	632.7	444.0	42%	653	484	35%	968	917	6%
Other Markets	516.9	550.2	-6%	771	889	-13%	671	619	8%

Total steel products	2,531.8	2,191.5	16%	3,067	2,917	5%	825	751	10%
Other products*	45.5	51.9	-12%

Steel segment	2,577.3	2,243.4	15%

Mining segment	105.7	99.7	6%	943	917	3%	112	109	3%

Intersegment eliminations	(103.3)	(93.1)

Net sales	2,579.7	2,250.0	15%
* The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $1.9 billion in the fourth quarter of 2020, a decrease of $29.2 million compared to the fourth quarter of 2019. This was principally due to a $38.1 million, or 3%, decrease in raw material and consumables used, partially offset by a $8.8 million increase in other costs. The decrease in raw material and consumables used mainly reflected lower purchased slabs, raw material and energy costs, partially offset by a 5% increase in steel shipment volumes.

Selling, General & Administrative (SG&A) expenses in the fourth quarter of 2020 were $196.7 million, or 8% of net sales, a decrease of $26.2 million compared to SG&A expenses in the fourth quarter of 2019 mainly due to a $19.4 million decrease in amortization of intangible assets and a $11.9 million decrease in services and fees and office expenses, partially offset by a $4.5 million increase in taxes and a $3.2 million increase in labor costs.

Operating income in the fourth quarter of 2020 was $677.2 million compared to operating income of $92.2 million in the fourth quarter of 2019. In the fourth quarter of 2020, the steel segment's operating income included a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil. The following table outlines Ternium’s operating income by segment for the fourth quarter 2020 and fourth quarter of 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	4Q2020	4Q2019	4Q2020	4Q2019	4Q2020	4Q2019	4Q2020	4Q2019
Net Sales	2,577.3	2,243.4	105.7	99.7	(103.3)	(93.1)	2,579.7	2,250.0
Cost of sales	(1,949.3)	(1,965.5)	(73.9)	(73.3)	109.1	95.5	(1,914.1)	(1,943.3)
SG&A expenses	(192.3)	(222.0)	(4.5)	(1.0)	—	—	(196.7)	(222.9)
Other operating income (loss), net	209.9	8.3	(1.5)	0.2	—	—	208.3	8.5
Operating income	645.6	64.3	25.9	25.6	5.7	2.4	677.2	92.2

EBITDA	599.4	222.2	40.1	38.5	5.7	2.4	645.2	263.1

Net financial results were a $55.5 million loss in the fourth quarter of 2020, mainly reflecting the negative effect of a 13% appreciation of the Mexican Peso against the US dollar on a net short Mexican

Peso position at Ternium's Mexican subsidiaries. Net financial results in the fourth quarter of 2019 were a loss of $30.0 million.

Equity in results of non-consolidated companies was a gain of $57.9 million in the fourth quarter of 2020, compared to a gain of $23.9 million in the fourth quarter of 2019 mainly due to a higher result of Ternium's investment in Usiminas.

Income tax expense in the fourth quarter of 2020 was $9.0 million compared to a gain of $3.8 million in the fourth quarter of 2019. Income tax in the fourth quarter of 2020 included a $111.3 million non-cash gain on deferred taxes due to the appreciation of the Mexican peso against the US dollar, which reduced, in US dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the US dollar as their functional currency).

Cash Flow and Liquidity

Net cash provided by operating activities in 2020 was $1.8 billion. Working capital decreased by $352.8 million in 2020 as a result of an aggregate $237.9 million increase in accounts payable and other liabilities and a $156.5 million decrease in inventories, partially offset by an aggregate $41.6 million increase in trade and other receivables. The inventory value decrease in 2020 was due to a $88.7 million lower steel volume, a $39.8 million inventory value decrease in raw materials, supplies and other, and a $28.0 million lower inventory cost of steel.

Capital expenditures in 2020 were $560.0 million, $492.2 million lower than in 2019 reflecting the conclusion of some expansion projects and Ternium's decision to slow or postpone several other projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico. The main investments carried out during 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in the company's Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

In 2020, Ternium's free cash flow reached $1.2 billion and net repayment of borrowings were $464.1 million. As of December 31, 2020, Ternium had a net debt position of $371.5 million.

Net cash provided by operating activities in the fourth quarter of 2020 was $354.9 million. Working capital increased by $275.3 million in the fourth quarter of 2020 as a result of a $334.5 million increase in inventories and an aggregate $183.7 million increase in trade and other receivables, partially offset by an aggregate $242.9 million increase in accounts payable and other liabilities. The inventory value increase in the fourth quarter of 2020 was due to a $160.9 million higher steel volume, a $79.4 million higher cost of steel and a $94.3 million inventory value increase in raw materials, supplies and other. In the fourth quarter of 2020, Ternium's free cash flow was $234.4 million and net repayment of borrowings was $150.2 million.

Conference Call and Webcast

Ternium will host a conference call on February 24, 2021, at 11:00 a.m. ET in which management will discuss fourth quarter and full year of 2020 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

1 EBITDA in 2020 equals operating income of $1.1 billion adjusted to exclude depreciation and amortization of $631.1 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.
2 Consolidated EBITDA divided by steel shipments.
3 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.
4 Free cash flow in 2020 equals net cash provided by operating activities of $1.8 billion less capital expenditures of $560.0 million.
5 Net debt position at December 31, 2020 equals borrowings of $1.7 billion less cash and cash equivalents plus other investments of $1.4 billion (of which $0.4 billion are held by Ternium's Argentine subsidiary).
6 EBITDA in the fourth quarter of 2020 equals operating income of $677.2 million adjusted to exclude depreciation and amortization of $154.0 million and a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.
7 Free cash flow in the fourth quarter of 2020 equals net cash provided by operating activities of $354.9 million less capital expenditures of $120.5 million.

Consolidated Income Statement

$ million	4Q2020	4Q2019	2020	2019
	(Unaudited)
Net sales	2,579.7	2,250.0	8,735.4	10,192.8
Cost of sales	(1,914.1)	(1,943.3)	(7,099.9)	(8,452.4)
Gross profit	665.6	306.7	1,635.5	1,740.4
Selling, general and administrative expenses	(196.7)	(222.9)	(762.9)	(897.5)
Other operating income net	208.3	8.5	206.8	21.7
Operating income	677.2	92.2	1,079.5	864.6

Finance expense	(7.8)	(21.5)	(46.6)	(88.3)
Finance income	18.5	7.8	49.4	29.1
Other financial (expenses) income, net	(66.2)	(16.3)	19.6	(39.8)
Equity in earnings of non-consolidated companies	57.9	23.9	57.6	61.0
Profit before income tax expense	679.7	86.1	1,159.4	826.6
Income tax (expense) gain	(9.0)	3.8	(291.5)	(196.5)
Profit for the period	670.6	89.9	867.9	630.0

Attributable to:
Owners of the parent	600.4	70.5	778.5	564.3
Non-controlling interest	70.2	19.5	89.4	65.8
Profit for the period	670.6	89.9	867.9	630.0

Consolidated Statement of Financial Position

$ million	December 31, 2020	December 31, 2019

Property, plant and equipment, net	6,504.7	6,539.6
Intangible assets, net	908.6	943.8
Investments in non-consolidated companies	471.3	513.6
Deferred tax assets	158.7	163.5
Receivables, net	243.3	592.6
Trade receivables, net	0.0	0.9
Other investments	2.9	3.3
Total non-current assets	8,289.5	8,757.3

Receivables, net	288.6	334.7
Derivative financial instruments	1.6	1.2
Inventories, net	2,001.8	2,158.3
Trade receivables, net	918.4	949.7
Other investments	813.5	212.3
Cash and cash equivalents	537.9	520.0
Total current assets	4,561.8	4,176.1

Non-current assets classified as held for sale	5.0	2.1

Total assets	12,856.2	12,935.5

Capital and reserves attributable to the owners of the parent	7,286.1	6,611.7
Non-controlling interest	1,157.0	1,103.2

Total Equity	8,443.2	7,714.9

Provisions	80.6	613.4
Deferred tax liabilities	346.5	403.3
Other liabilities	551.9	507.6
Trade payables	1.1	1.2
Derivative financial instruments	0.5	—
Lease liabilities	251.6	298.2
Borrowings	1,327.3	1,628.9
Total non-current liabilities	2,559.5	3,452.5

Current income tax liabilities	110.5	47.1
Other liabilities	249.8	240.9
Trade payables	1,049.3	876.8
Derivative financial instruments	5.8	3.0
Lease liabilities	42.5	40.5
Borrowings	395.6	559.8
Total current liabilities	1,853.6	1,768.1

Total liabilities	4,413.1	5,220.7

Total equity and liabilities	12,856.2	12,935.5

Consolidated Statement of Cash Flows

$ million	4Q2020	4Q2019	2020	2019
	(Unaudited)

Profit for the period	670.6	89.9	867.9	630.0

Adjustments for:
Depreciation and amortization	154.0	170.8	631.1	661.1
Equity in earnings of non-consolidated companies	(57.9)	(23.9)	(57.6)	(61.0)
Changes in provisions	(185.1)	0.7	(185.4)	(1.5)
Net foreign exchange results and others	107.0	22.1	78.9	51.7
Interest accruals less payments	2.4	0.4	7.0	3.4
Income tax accruals less payments	(60.9)	(21.2)	66.6	(208.8)
Changes in working capital	(275.3)	154.0	352.8	572.7

Net cash provided by operating activities	354.9	392.9	1,761.2	1,647.6

Capital expenditures	(120.5)	(307.4)	(560.0)	(1,052.3)
Proceeds from the sale of property, plant & equipment	0.7	0.3	1.0	0.8
Acquisition of non-controlling interest	(2.9)	(1.6)	(17.0)	(5.8)
Recovery of loans to non consolidated companies	—	—	—	24.5
(Increase) decrease in other Investments	(190.3)	2.7	(600.9)	(163.8)

Net cash used in investing activities	(313.0)	(306.1)	(1,176.9)	(1,196.6)

Dividends paid in cash to company's shareholders	—	—	—	(235.6)
Dividends paid in cash to non-controlling interest	—	—	—	(28.5)
Finance Lease Payments	(11.7)	(9.9)	(42.1)	(38.6)
Proceeds from borrowings	1.3	396.8	245.7	1,529.8
Repayments of borrowings	(151.6)	(575.6)	(709.8)	(1,377.6)

Net cash used in financing activities	(162.0)	(188.7)	(506.3)	(150.5)

(Decrease) increase in cash and cash equivalents	(120.1)	(101.9)	78.1	300.5

		Shipments
Thousand tons	4Q2020	3Q2020	2Q2020	1Q2020		2020	2019

Mexico	1,643	1,445	1,175	1,650		5,913	6,305
Southern Region	653	547	344	380		1,924	1,938
Other Markets	771	853	931	969		3,523	4,268
Total steel segment	3,067	2,845	2,449	2,998		11,360	12,511
	943	869	991	993		3,797	3,576
Total mining segment	943	869	991	993		3,797	3,576

		Revenue / ton
$/ton	4Q2020	3Q2020	2Q2020	1Q2020		2020	2019

Mexico	841	737	725	769		773	845
Southern Region	968	906	852	898		916	875
Other Markets	671	596	587	619		616	672
Total steel segment	825	727	690	737		748	790

Total mining segment	112	105	100	95		103	102

		Net Sales
$ million	4Q2020	3Q2020	2Q2020	1Q2020		2020	2019

Mexico	1,382.2	1,065.7	851.5	1,268.9		4,568.3	5,326.7
Southern Region	632.7	495.6	292.8	340.8		1,761.9	1,696.6
Other Markets	516.9	508.0	546.4	600.2		2,171.6	2,866.7
Total steel products	2,531.8	2,069.4	1,690.7	2,209.9		8,501.8	9,890.1
Other products[1]	45.5	45.6	42.5	44.2		177.7	296.1
Total steel segment	2,577.3	2,114.9	1,733.2	2,254.1	—	8,679.5	10,186.2

Total mining segment	105.7	91.3	98.7	94.8		390.5	364.0

Total steel and mining segments	2,683.0	2,206.2	1,831.9	2,348.9		9,070.1	10,550.2

Intersegment eliminations	(103.3)	(67.6)	(86.1)	(77.6)		(334.6)	(357.4)

Total net sales	2,579.7	2,138.6	1,745.8	2,271.4		8,735.4	10,192.8
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.